UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 24, 2014

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 71
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated September 24, 2014 announcing the facilitated merger of Turktell Uluslararası Yatırım with Turkcell.

Istanbul, September 24, 2014

Announcement Regarding the Facilitated Merger of Turktell Uluslararası Yatırım Holding with Turkcell

Subject: Statement made pursuant to Communique II-15.1 of the Capital Markets Board

Our Board of Directors took the decision to merge Turkcell’s 100% owned subsidiary Turktell Uluslararası Yatırım Holding A.Ş. with Turkcell by complying with the procedure of a “Facilitated Merger”. The underlying aim for the decision is to simplify group structure, to increase efficiency and reduce operational costs.

This merger does not fall within the category of “Material Transaction” defined in Capital Markets Board “Communiqué Regarding Common Terms On Material Transactions And Right To Exit” with the number II-23.1; therefore, does not trigger a “right to exit” for our shareholders.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

You can follow us on twitter at http://twitter.com/TurkcellNews or visit our website www.turkcell.com.tr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: September 24, 2014	By:	/s/ Murat Dogan Erden
	Name:	Murat Dogan Erden
	Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: September 24, 2014	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations Director